FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of	December	2013
BlackBerry Limited
(Translation of registrant’s name into English)
2200 University Avenue East, Waterloo, Ontario, Canada N2K 0A7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENT INDEX

Document		Page No.
1.	BLACKBERRY APPOINTS LEADER FOR ENTERPRISE SERVICES BUSINESS	2.

Document 1

  NEWS RELEASE
December 17, 2013
FOR IMMEDIATE RELEASE

BLACKBERRY APPOINTS LEADER FOR ENTERPRISE SERVICES BUSINESS

Waterloo, ON – BlackBerry Limited (NASDAQ:BBRY; TSX:BB), a world leader in mobile communications, today announced that John Sims will join the Company as President, Global Enterprise Services.

“I am pleased to welcome such a seasoned executive as John to BlackBerry to help lead our key business operations through our ongoing reorganization and transition,” said John Chen, Executive Chair and CEO of BlackBerry.  “His extensive experience in transforming businesses, redefining brands and motivating teams will be a tremendous asset to BlackBerry as we reshape the Company to be more nimble and focused.  The changes we are making demonstrate our commitment to innovating for current customers who count on BlackBerry, and the new users who are just learning how powerful and compelling the BlackBerry 10 platform can be.  John will be central to all of those efforts.”

John Sims joins BlackBerry in January from SAP, where he served as President of SAP’s Mobile Services business.  John has more than 20 years of experience with companies that supply mobile telecommunications products and services to wireless operators. Before joining SAP, John held leadership positions at 724 Solutions, TANTAU Software, Intrado and Tandem Computers.  He serves on the Board of Directors and Executive Committee of CTIA.

About BlackBerry

A global leader in wireless innovation, BlackBerry® revolutionized the mobile industry when it was introduced in 1999. Today, BlackBerry aims to inspire the success of our millions of customers around the world by continuously pushing the boundaries of mobile experiences. Founded in 1984 and based in Waterloo, Ontario, BlackBerry operates offices in North America, Europe, Asia Pacific and Latin America.  The company trades under the ticker symbols "BB" on the Toronto Stock Exchange and "BBRY" on the NASDAQ. For more information, visit www.blackberry.com.

Investor Contact:

BlackBerry Investor Relations
(519) 888-7465
investor_relations@blackberry.com

Media Relations Contact:

BlackBerry Media Relations
(519) 888-7465 x77273
mediarelations@blackberry.com

 Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used herein, words such as "expect", "anticipate", "estimate", "may", "will", "should", "intend", "believe", and similar expressions, are intended to identify forward-looking statements. Forward-looking statements are based on estimates and assumptions made by BlackBerry Limited in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that BlackBerry believes are appropriate in the circumstances. Many factors could cause BlackBerry's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of BlackBerry's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov). These factors should be considered carefully, and readers should not place undue reliance on BlackBerry's forward-looking statements. BlackBerry has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BlackBerry Limited
(Registrant)
Date:	December 18, 2013	By:	/s/ James Yersh
(Signature)
James Yersh Chief Financial Officer